FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 12/19/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X   Form 40-F
                                        ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No
                                  --------   -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing Ternium to sell non-core U.S. assets.

                 Ternium to Sell Non-Core U.S. Assets

    LUXEMBOURG--(BUSINESS WIRE)--Dec. 19, 2007--Ternium S.A. (NYSE:TX) announced today that its subsidiary, IMSA Acero, S.A. de C.V., has entered into a stock purchase agreement with BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited (ASX:BSL), for the sale of IMSA's interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC. Ternium will continue to own Steelscape's Shreveport, LA plant, which has a total annual production capacity of approximately 250,000 metric tons of galvanized steel and 200,000 metric tons of pre-painted steel. Ternium also will retain its pre-engineered metal buildings and insulated steel panels businesses in Mexico.

    The transaction values the assets at US$730 million on a cash-free and debt-free basis, subject to working capital and other adjustments. BlueScope Steel will also assume approximately US$20 million in under-funded pension liabilities. Ternium intends to use the proceeds of the sale to prepay financial debt.

    The assets being sold accounted for annual net sales of approximately US$1.2 billion in 2006. Steelscape, excluding the Shreveport facility, has a total annual production capacity of approximately 450,000 metric tons of galvanized steel and 300,000 metric tons of pre-painted steel. ASC Profiles and Varco Pruden Buildings are in the building components and pre-engineered metal buildings businesses, respectively, while Metl-Span manufactures insulated steel panels.

    Daniel Novegil, Chief Executive Officer of Ternium, said: "By selling the assets that are not a strategic fit with our production system, we seek to enhance our focus on our core businesses in the Americas and reaffirm our commitment to create value through a disciplined approach to expansion that is consistent with our regional strategy. Additionally, we are retaining Steelscape's Shreveport facility, which we believe can be readily integrated into our operations as we work to achieve the synergies that are expected to result from our integration of Grupo Imsa."

    The transaction is subject to U.S. antitrust clearance and other customary conditions, and is expected to close in the first quarter of 2008.

    Goldman, Sachs & Co. acted as exclusive financial advisor to Ternium in connection with the transaction.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    About Ternium

    Ternium is one of the leading steel companies in the Americas, offering a wide range of flat and long steel products. With its main operations in Mexico, Venezuela and Argentina and 25,000 employees, Ternium has annual sales of approximately US$10 billion and annual shipments of approximately 12 million tons of finished steel products. More information about Ternium is available at www.ternium.com.

    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti, +1-866-890-0443
             +52-81-8865-2111 or +54-11-4018-2389
             www.ternium.com



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps
    ---------------------
Name:  Roberto Philipps
Title: Chief Financial Officer


Dated: December 19, 2007